Exhibit 99.1

Cellectis Named 2016 Technology Pioneer by the World Economic Forum

NEW YORK--(BUSINESS WIRE)--June 27, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that the Company has been selected as a 2016 World Economic Forum Technology Pioneer, a credential that is awarded annually to the most innovative and impactful companies developing new technologies around the world.

Cellectis’ selection was based on its contribution to and impact on the global healthcare and life sciences industries via the Company’s development and therapeutic application of allogeneic CAR T-cell immunotherapies targeting cancer. In this process, T-cells from healthy donors are genetically edited with Cellectis’ proprietary TALEN® technology to seek and destroy cancer cells.

In late 2015 and early 2016, two groundbreaking compassionate care cases have been reported with UCART19, an “off-the-shelf” gene edited T-cell product that has been designed and manufactured by Cellectis.

“We are thrilled to be recognized for our achievements and honored to share this title alongside other global creators, innovators, scientists and business leaders who are constantly raising the bar with their expertise, ideas and technologies,” said Dr. André Choulika, Chairman and Chief Executive Officer, Cellectis. “This collaboration, facilitated by the World Economic Forum, is an important building block for the future of scientific and technological breakthroughs and fits perfectly into Cellectis’ strategy of developing innovative products in an effort to eradicate cancer.”

“The World Economic Forum's Technology Pioneers community recognizes companies from around the world that are involved in the design, development and deployment of new technologies that are poised to have a significant impact on business and society,” said Fulvia Montresor, Head of Technology Pioneers, World Economic Forum. “Technology Pioneers are companies that develop and apply the most innovative and transformational technologies in diverse fields, and the work that’s undertaken by these companies holds the promise of significantly affecting the way that business and societies operate. Each innovation is another step in society's attempt to harness, adapt and utilize technology to change and improve our world.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
IR:
Cellectis
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com